EXHIBIT 99.1

Stantec delivers record third quarter results and all-time high backlog of $6.2 billion

Q3 Highlights

  Net revenue of $1.2 billion, up 24.3% over Q3 2021
  Adjusted diluted EPS1 of $0.86, up 19.4% over Q3 2021
  Backlog of $6.2 billion, up 20.2% since December 31, 2021

EDMONTON, Alberta and NEW YORK, Nov. 10, 2022 (GLOBE NEWSWIRE) -- Stantec (TSX, NYSE:STN), a global leader in sustainable design and engineering, today reported its results for the three and nine month periods ended September 30, 2022.

Stantec delivered record third quarter adjusted diluted EPS of $0.86 driven by significant net revenue growth and solid project margin. Net revenue of $1.2 billion in the third quarter was generated on the strength of 11.0% organic growth1 and 12.9% acquisition growth1. Consistent with the first half of 2022, every regional and business operating unit delivered organic net revenue growth in the third quarter. Project margin in the third quarter was 54.1%. Backlog at the end of September 30, 2022 reached an all-time high of $6.2 billion, driven primarily by organic growth of 15.1% since December 31, 2021.

“Our performance in the quarter demonstrates the ongoing strong execution of our strategic plan, while our record backlog reflects the resiliency of our business despite broader economic headwinds,” said Gord Johnston, President and CEO. “As we look ahead to the remainder of the year and into 2023, we continue to see numerous growth opportunities that we are well positioned to capture, bolstering our confidence in our ability to deliver on our strategic plan.”

For nine months ended September 30, 2022, Stantec delivered adjusted diluted EPS of $2.30, an increase of 24.3% over the same period last year. Net revenue increased to $3.3 billion, up 22.3% from $2.7 billion last year on the strength of 9.0% organic growth and 13.1% acquisition growth. Project margin was up 40 basis points at 54.0%.

Q3 2022 compared to Q3 2021

  Net revenue increased 24.3% or $227.1 million to $1.2 billion, driven by 11.0% organic growth and 12.9% acquisition growth. Consistent with the first half of this year, every one of the regional and business operating units delivered organic growth, most notably in US and Global, and in Water and Energy & Resources, where organic growth was in the double digits this quarter.
  Project margin increased $120.0 million or 23.7% to $627.0 million as a result of net revenue growth. As a percentage of net revenue, Stantec delivered a 54.1% project margin.
  Adjusted EBITDA1 increased $37.3 million or 23.9% to $193.3 million and achieved a margin of 16.7% resulting from strong performance across the business.
  Net income decreased 2.9%, or $2.0 million, to $68.0 million, and diluted EPS decreased 3.2%, or $0.02, to $0.61. Acquisition-related expenses (namely integration, depreciation and amortization, and interest expenses) more than offset increased project margin.
  Adjusted net income1 grew 18.2%, or $14.6 million, to $95.0 million, achieving 8.2% of net revenue, and adjusted diluted EPS increased 19.4% to $0.86 from $0.72 in Q3 2021.
  Contract backlog stands at $6.2 billion at September 30, 2022, achieving a new record and reflecting 15.1% organic growth from December 31, 2021. Like net revenue, organic backlog growth was achieved across all the regional and business operating units. Double-digit organic backlog growth continued in US operations, which led the regions with 20.9%, and in Infrastructure, Buildings, and Energy & Resources. Contract backlog represents approximately 14 months of work—an increase of one month from December 31, 2021.
  Operating cash flows amounted to an inflow of $93.1 million compared to an inflow of $101.0 million in the prior period reflecting the expected disruptions from the Cardno integration, particularly the financial system migration. Lower operating cash flows also reflected the increased investment in net working capital to support organic revenue growth and an increase in days sales outstanding (DSO).
  DSO was 86 days, reflecting a 5-day increase from 81 days at September 30, 2021. Net foreign exchange impacts, primarily from the strengthening of the US dollar compared to the Canadian dollar, contributed to a net DSO increase of 2 days. The integration of Cardno also contributed to the increase in DSO.
  Net debt to adjusted EBITDA (on a trailing twelve-month basis) at September 30, 2022 was 1.9x, remaining within Stantec's internal target range of 1.0x to 2.0x.
  On October 28, 2022, Stantec acquired all of the outstanding shares of L2, Inc. and Partridge Architects, Inc. (collectively L2P). L2P is a 40-person full-service architectural firm headquartered in Philadelphia, Pennsylvania serving the science and technology, commercial workplace, higher education, residential, and hospitality markets and strategically complements the Buildings business.
  On November 10, 2022, the Board of Directors declared a dividend of $0.18 per share, payable on January 17, 2023, to shareholders of record on December 30, 2022.

2022 Outlook

Stantec reaffirms full year 2022 guidance for adjusted diluted EPS growth of 22% to 26% and net revenue growth of 18% to 22%, both compared to 2021, and for adjusted EBITDA margin in the range of 15.3% to 16.3%. Stantec further anticipates delivering adjusted return on invested capital of greater than 10.0% for 2022, compared to earlier guidance of greater than 10.5%. This is largely due to the disruption to cash flows arising from the integration of Cardno, which has resulted in higher than anticipated average debt outstanding for the year. Stantec anticipates cash flows and debt levels normalizing by the end of this year as the financial integration work winds up.

Q3 2022 Financial Highlights

	For the quarter ended September 30,				For the three quarters ended September 30,
	2022		2021		2022		2021
(In millions of Canadian dollars, except per share amounts and percentages)	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue
Gross revenue	1,473.2	127.0%	1,168.3	125.2%	4,163.7	125.2%	3,391.5	124.7%
Net revenue	1,160.0	100.0%	932.9	100.0%	3,326.8	100.0%	2,719.9	100.0%
Direct payroll costs	533.0	45.9%	425.9	45.7%	1,530.0	46.0%	1,263.2	46.4%
Project margin	627.0	54.1%	507.0	54.3%	1,796.8	54.0%	1,456.7	53.6%
Administrative and marketing expenses	445.4	38.4%	353.2	37.9%	1,303.1	39.2%	1,036.0	38.1%
Depreciation of property and equipment	14.4	1.2%	13.8	1.5%	43.0	1.3%	40.4	1.5%
Depreciation of lease assets	29.7	2.6%	26.4	2.8%	90.2	2.7%	79.6	2.9%
Reversal of lease asset impairment	(1.1)	(0.1%)	(1.7)	(0.2%)	(3.7)	(0.1%)	(4.3)	(0.2%)
Amortization of intangible assets	26.6	2.3%	15.0	1.6%	77.1	2.3%	42.0	1.5%
Net interest expense	18.7	1.6%	9.6	1.0%	46.5	1.4%	29.5	1.2%
Other	4.2	0.6%	2.7	0.3%	13.3	0.4%	(5.6)	(0.2%)
Income taxes	21.1	1.6%	18.0	1.9%	53.8	1.6%	55.0	2.0%
Net income	68.0	5.9%	70.0	7.5%	173.5	5.2%	184.1	6.8%
Diluted earnings per share (EPS)	0.61	n/m	0.63	n/m	1.56	n/m	1.65	n/m
Adjusted EBITDA (note)	193.3	16.7%	156.0	16.7%	532.2	16.0%	431.7	15.9%
Adjusted net income (note)	95.0	8.2%	80.4	8.6%	256.0	7.7%	206.1	7.6%
Adjusted diluted EPS (note)	0.86	n/m	0.72	n/m	2.30	n/m	1.85	n/m
Dividends declared per common share	0.180	n/m	0.165	n/m	0.540	n/m	0.495	n/m

note: Adjusted EBITDA, adjusted net income, and adjusted diluted EPS are non-IFRS measures (discussed in the Definitions of Non-IFRS and Other Financial Measures section of the Q3 2022 MD&A).

n/m = not meaningful

Net Revenue by Reportable Segment

(In millions of Canadian dollars, except percentages)	Q3 2022	Q3 2021	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	294.1	274.4	19.7	—	n/a	19.7	7.2%
United States	591.8	459.6	132.2	60.9	16.8	54.5	11.9%
Global	274.1	198.9	75.2	59.8	(12.7)	28.1	14.1%
Total	1,160.0	932.9	227.1	120.7	4.1	102.3
Percentage Growth			24.3%	12.9%	0.4%	11.0%

Backlog

(In millions of Canadian dollars, except percentages)	Sep 30, 2022	Dec 31, 2021	Total Change	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	1,286.1	1,169.1	117.0	n/a	117.0	10.0%
United States	3,930.0	3,016.9	913.1	283.9	629.2	20.9%
Global	954.1	948.3	5.8	(24.6)	30.4	3.2%
Total	6,170.2	5,134.3	1,035.9	259.3	776.6
Percentage Growth			20.2%	5.1%	15.1%

Webcast & Conference Call

Stantec will host a live webcast and conference call on Friday, November 11, 2022, at 7:00 AM Mountain Time (9:00 AM Eastern Time) to discuss the Company’s third quarter performance.

To listen to the webcast and view the slide presentation, please join here.

If you are an analyst and would like to participate in the Q&A, please register here.

The conference call and slideshow presentation will be broadcast live and archived in their entirety in the Investors section of Stantec.com.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. This allows us to assess what’s needed and connect our expertise, to appreciate nuances and envision what’s never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at Stantec.com or find us on social media.

Cautionary Statements

Non-IFRS and Other Financial Measures

Stantec reports its financial results in accordance with IFRS. However, in this news release, the following non-IFRS and other financial measures are used by the Company: adjusted EBITDA, adjusted net income, adjusted earnings per share (EPS), adjusted return on invested capital (ROIC), net debt to adjusted EBITDA, days sales outstanding (DSO), margin (percentage of net revenue), organic growth (retraction), acquisition growth, and measures described as on a constant currency basis and the impact of foreign exchange or currency fluctuations, as well as measures and ratios calculated using these non-IFRS or other financial measures. Additional disclosure for these non-IFRS and other financial measures, incorporated by reference, is included in the Definitions of Non-IFRS and Other Financial Measures section of the Q3 2022 Management’s Discussion and Analysis, available on SEDAR at SEDAR.com, EDGAR at sec.gov, and the company’s website at Stantec.com and the reconciliation of Non-IFRS Financial Measures appended hereto.

These non-IFRS and other financial measures do not have a standardized meaning under IFRS and, therefore, may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, these non-IFRS and other financial measures provide useful information to investors to assist them in understanding components of our financial results. These measures should not be considered in isolation or viewed as a substitute for the related financial information prepared in accordance with IFRS.

Forward-looking Statements

Certain statements contained in this news release constitute forward-looking statements. These statements include, without limitation, comments regarding our ability to capture future growth opportunities, our adjusted diluted EPS, net revenue growth, adjusted EBITDA margin, and ROIC targets in our 2022 outlook. Readers of this news release are cautioned not to place undue reliance on forward-looking statements since a number of factors could cause actual future results to differ materially from the expectations expressed in these forward-looking statements. These factors include, but are not limited to, the risk of economic downturn, cash flow projections, project cancellations and a slowdown in new opportunities related to COVID-19, access and retention of skilled labour, decreased infrastructure spending levels, the failure of US infrastructure stimulus spending to materialize, the ability to remain on schedule to complete the integration of Cardno and the recently acquired firms, changing market conditions for Stantec’s services, and the risk that Stantec fails to capitalize on its strategic initiatives. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to the Company.

For more information about how other material risk factors could affect Stantec’s results, refer to the Risk Factors section and Cautionary Note Regarding Forward-Looking Statements section in the Company’s 2021 Annual Report. This report is accessible online by visiting EDGAR on the SEC website at sec.gov or by visiting the CSA website at sedar.com or Stantec’s website, Stantec.com. You may obtain a hard copy of the 2021 annual report free of charge from the investor contact noted below.

Investor Contact	Media Contact
Jess Nieukerk	Stephanie Smith
Stantec Investor Relations	Stantec Media Relations
Ph: 403-569-5389	Ph: 780-917-7230
jess.nieukerk@stantec.com	stephanie.smith2@stantec.com

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Design with community in mind

Attached to this news release are Stantec’s consolidated statements of financial position, consolidated statements of income and reconciliation of non-IFRS measures.

Reconciliation of Non-IFRS Financial Measures

	For the quarter ended September 30,		For the three quarters ended September 30,
(In millions of Canadian dollars, except per share amounts)	2022	2021	2022	2021
Net income	68.0	70.0	173.5	184.1
Add back (deduct):
Income taxes	21.1	18.0	53.8	55.0
Net interest expense	18.7	9.6	46.5	29.5
Reversal of lease asset impairment (note 1)	(1.4)	(1.7)	(3.3)	(4.3)
Depreciation and amortization	70.7	55.2	210.3	162.0
Unrealized loss (gain) on equity securities	3.7	0.3	22.2	(9.1)
Acquisition, integration, and restructuring costs (note 4)	12.5	4.6	29.2	14.5

Adjusted EBITDA from continuing operations	193.3	156.0	532.2	431.7

	For the quarter ended September 30,		For the three quarters ended September 30,
(In millions of Canadian dollars, except per share amounts)	2022	2021	2022	2021
Net income	68.0	70.0	173.5	184.1
Add back (deduct) after tax:
Reversal of lease asset impairment (note 1)	(1.0)	(1.3)	(2.5)	(3.3)
Amortization of intangible assets related to acquisitions (note 2)	15.6	7.9	45.8	21.1
Unrealized loss (gain) on equity securities (note 3)	2.8	0.1	16.9	(7.0)
Acquisition, integration, and restructuring costs (note 4)	9.6	3.7	22.3	11.2

Adjusted net income	95.0	80.4	256.0	206.1
Weighted average number of shares outstanding - basic	110,737,375	111,076,831	110,990,534	111,249,043
Weighted average number of shares outstanding - diluted	110,896,770	111,545,984	111,150,916	111,664,717

Adjusted earnings per share
Adjusted earnings per share - basic (note 5)	0.86	0.72	2.31	1.85
Adjusted earnings per share - diluted (note 5)	0.86	0.72	2.30	1.85

See the Definitions section of the Q3 2022 MD&A for the discussion of non-IFRS and other financial measures used and additional reconciliations of non-IFRS financial measures.

note 1: The reversal of lease asset impairment includes onerous contracts associated with the impairment for the quarter ended September 30, 2022 of $(0.3) (2021- nil) and for the three quarters ended September 30, 2022 of $0.4 (2021 - nil). For the quarter ended September 30, 2022, this amount is net of tax of $(0.4) (2021 - $(0.4)). For the three quarters ended September 30, 2022, this amount is net of tax of $(0.8) (2021 - $(1.0)).

note 2: The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. For the quarter ended September 30, 2022, this amount is net of tax of $4.8 (2021 - $2.0). For the three quarters ended September 30, 2022, this amount is net of tax of $14.2 (2021 - $6.3).

note 3: For the quarter ended September 30, 2022, this amount is net of tax of $0.9 (2021 - $0.2). For the three quarters ended September 30, 2022, this amount is net of tax of $5.3 (2021 - $(2.1)).

note 4: The add back of other costs primarily relates to integration expenses associated with the acquisitions and restructuring costs. For the quarter ended September 30, 2022, this amount is net of tax of $2.9 (2021 - $0.9). For the three quarters ended September 30, 2022, this amount is net of tax of $6.9 (2021 - $3.3).

note 5: Earnings per share calculated in accordance with IFRS disclosed on Q3 2022 MD&A.